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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934


Wilson Brothers USA, Inc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

972091 10 2

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[   ]
Rule 13d-1(b)
[ x ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Marshall C. Sanford, Jr.


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
...............................................


(b)
....................................................


3.
SEC Use Only .................................................


4.
Citizenship or Place of Organization   US Citizen

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



5.
Sole Voting Power:  648,407 shares of Common Stock



6.
Shared Voting Power:  56,400 shares of Common Stock(1)



7.
Sole Dispositive Power:  648,407 shares of Common Stock



8.
Shared Dispositive Power:  56,400   shares of Common Stock(1)


9.
Aggregate Amount Beneficially Owned by Each Reporting Person:
704,807 shares of Common Stock(1)


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)...........


11.
Percent of Class Represented by Amount in Row (9): 7.04% (based on 10,014,032 shares outstanding on a fully diluted basis as of March 25, 2002)


12.
Type of Reporting Person (See Instructions)   IN

(1) Chrissie Point, LLC, a member-managed limited liability company in which Mr. Sanford owns a 25% interest, owns 56,400 shares of Common Stock. Mr. Sanford shares voting and dispositive power of the shares owned by Chrissie Point, LLC. Mr. Sanford disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.




Item 1.

(a)
Wilson Brothers USA, Inc

(b)
125 King Street, Suite 204, Charleston, SC 29401
Item 2.

(a)
Marshall C. Sanford

(b)
1725 Atlantic Ave., Sullivans Island, SC  29482

(c)
US Citizen

(d)
Common Stock, par value $0.01 per share

(e)
972091 10 2
Item
3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)
[   ]
Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).

(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)
[   ]
An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

(f)
[   ]
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)
[   ]
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

(j)
[   ]
Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item
4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
704,807 shares of Common Stock(1)

(b)
Percent of class: 7.04% (based on 10,014,032 shares outstanding on a fully diluted basis as of March 25, 2002)

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote:  648,407


(ii)
Shared power to vote or to direct the vote: 56,400 shares of Common Stock(1)


(iii)
Sole power to dispose or to direct the disposition of :
648,407


(iv)
Shared power to dispose or to direct the disposition of:
56,400 shares of Common Stock(1)
(1) Chrissie Point, LLC, a member-managed limited liability company in which Mr. Sanford owns a 25% interest, owns 56,400 shares of Common Stock. Mr. Sanford shares voting and dispositive power of the shares owned by Chrissie Point, LLC. Mr. Sanford disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.




Item 5.

Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].
Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.


Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.


Item 8.
Identification and Classification of Members of the Group

Not applicable.


Item 9.
Notice of Dissolution of Group


Not applicable.

Item
10.
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 29, 2002
---------------------
Date


/s/ Marshall C. Sanford, Jr.
-----------------------------------
Marshall C. Sanford, Jr.









CUSIP No. 972091 10 2
3
Marshall Sanford 13GA  April 29 2002